Date: March 8, 2018	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: New York Stock Exchange

Subject: AMERICAS SILVER CORPORATION

Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 05, 2018
Record Date for Voting (if applicable) :	April 05, 2018
Beneficial Ownership Determination Date :	April 05, 2018
Meeting Date :	May 15, 2018
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	03063L705	CA03063L7051

Sincerely,

Computershare
Agent for AMERICAS SILVER CORPORATION